

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via E-mail
Angela D. Shinabargar
Chief Financial Officer
Butler National Corporation
19920 West 161st Street
Olathe, Kansas 66062

> **Re: Butler National Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 28, 2011**
> **File No. 000-01678**

Dear Ms. Shinabargar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2011

Item 1. Business

1. We note that your gaming segment generated 53.7% of your revenue for the fiscal year ended April 30, 2011. In this regard, please expand your disclosure with respect to your gaming operations. Specifically, please explain how you came to be involved in gaming as this business appears significantly different than your aircraft-related businesses.

2. You describe your involvement in the gaming business as providing management services to the Boot Hill Casino and Resort. However, it is unclear whether or not you hold a majority ownership stake or otherwise control the Boot Hill Casino and Resort. Please clarify the nature of your involvement.

3. In the narrative description of your gaming business, you describe your relationship with the Stables Casino. In this regard, please tell us how the nature of this relationship differs from your involvement in the Boot Hill Casino and Resort.

4. You state that you have three management agreements, but you appear to only describe your management agreement with the Modoc Tribe in this section of your filing. Please include disclosure with respect to the other two management agreements.

5. You indicate that your agreement to manage the Stables Casino for the Miami and the Modoc Tribes was extended through September of 2013. In this regard, please quantify the amount of the related management fees and add disclosure to MD&A with respect to the possibility of losing this revenue stream if you don't obtain another extension.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

6. Your discussion and analysis of costs of goods sold does not address expenses directly. In this regard, it is not clear how such disclosure provides your investors with the depth of understanding and knowledge necessary to properly evaluate your business. As such, it appears your disclosures should be supplemented with or, preferably, replaced by a discussion of costs on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of sales. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in cost of sales. In addition, instead of netting the impact of material variances in components of cost of sales that offset each other, they should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Please provide us with a copy of your intended revised disclosure.

7. While you provide a revenue discussion at a segment level, you do not provide a discussion and analysis of cost of sales at the segment level. In this regard, please revise your disclosures to include a segment level discussion of operating results that addresses your components of cost of sales directly. Please provide us with a copy of your intended revised disclosure.

8. With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in Section III.A of FR-72. We believe the following revisions would improve your disclosures:
   - use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

- refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

In particular, it appears that your disclosures should be revised to quantify the effects that changes in both price and volume had on consolidated and segment sales.

Liquidity and Capital Resources

9. We note that your April 30, 2011 balance sheet reflects a liability in excess of $2 million for gaming facility mandated payment. Please describe the nature of this liability and disclose the terms for its repayment. Also, state the expected source of funding for such repayment.

10. In the last paragraph of your discussion of liquidity and capital resources, you indicate that you may need additional funding to complete the required expansion of the Boot Hill Casino and Resort. Please discuss the consequences if, for whatever reason, you are unable to secure the needed funding.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

11. Based on the nature of your revenues, which appear to be primarily service-related, please tell us why you believe the presentation of Gross Profit is appropriate in your circumstances. Also, tell us whether or not any of your marketing, general and/or administrative expenses are directly related to the generation of revenues. We may have further comment after reviewing your response.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

12. You indicate that BHCMC, LLC is a majority-owned subsidiary that provides management services for the Boot Hill Casino and Resort under a management agreement with the State of Kansas. In this regard, please clarify whether BHCMC, LLC has an ownership stake in the Boot Hill Casino and Resort. Since it appears that you consolidate the operations of the Boot Hill Casino and Resort, also tell us whether BHCMC LLC owns a controlling equity interest in the Boot Hill Casino and Resort. In addition, please provide us with your basis for consolidating the operations of the Boot Hill Casino and Resort in each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Angela D. Shinabargar
Butler National Corporation
April 3, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Lauren Nguyen, Special Counsel, at (202) 551-3642 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief